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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Vertrue Incorporated
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   586002 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 12 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    786,290
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,344,928
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           868,333
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,344,928
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,213,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scott J. Vassalluzzo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    15,060
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,314,928
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           75,060
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,314,928
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,389,988
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Daniel J. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,800
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        30,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,800
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    30,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Idoya Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    568,389
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           568,389
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     568,389
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Prescott Associates
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    524,769
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           524,769
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     524,769
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages

Explanatory Note:

      The following constitutes Amendment No. 2 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Thomas N. Tryforos, Scott J. Vassalluzzo and Daniel J. Englander originally filed with the Securities and Exchange Commission on November 23, 2003, as amended by Amendment No. 1 filed on May 18, 2004 (the " Schedule 13D"). The Schedule 13D is being further amended to reflect the removal of Thomas N. Tryforos as a joint filer based on the fact that, as of December 31, 2004, Mr. Tryforos no longer beneficially owns more than five percent of the Common Stock of Vertrue Incorporated.

      The Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer

      This statement relates to the common stock, $0.01 par value ("Common Stock") of Vertrue Incorporated, a Delaware corporation whose principal executive offices are located at 680 Washington Boulevard, Suite 1100, Stamford, CT 06901 (the "Issuer").

Item 2. Identity and Background

      (a) - (f) This statement is filed jointly by: (i) Thomas W. Smith, Scott
J. Vassalluzzo and Daniel J. Englander, each of whom is a private investment manager; (ii) Idoya Partners, a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner; and (iii) Prescott Associates, a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner (the persons and entities in (i) through (iii) are referred to collectively herein as the "Reporting Persons"). The business address for each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13D in excess of those shares as to which they have or share voting or investment authority.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Messrs. Smith, Vassalluzzo and Englander is a citizen of the United States. Idoya Partners and Prescott Associates are New York limited partnerships

Item 3. Source and Amount of Funds or Other Consideration

      In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $42,291,699 of the funds of the Managed Accounts (including $17,527,927 and $15,767,125 contributed by Idoya Partners and Prescott Associates, respectively), Mr. Smith contributed $14,505,155 of his personal funds, Mr.

                                                              Page 8 of 12 Pages

Vassalluzzo contributed $241,637 of his personal funds and Mr. Englander contributed $112,650 of his personal funds.

Item 4. Purpose of Transaction

      As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Englander beneficially own 1,463,621, 1,374,928 and 30,000 shares of Common Stock, respectively, in their capacity as investment managers for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships for which Messrs. Smith and Vassalluzzo are each a general partner, (ii) one private investment limited partnership for which Messrs. Smith and Englander are each a general partner, (iii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which each of Messrs. Smith and Vassalluzzo is a trustee; (iv) certain friends and family members of Messrs Smith and Vassalluzzo (including trusts established for the benefit of certain family members of Mr. Smith), and (v) a private charitable foundation established by Mr. Smith (for which Mr. Smith acts as trustee). In addition, Messrs. Smith, Vassalluzzo and Englander each own Common Stock for their own accounts in the amounts of 749,640, 15,060 and 3,800 shares, respectively (collectively, the "Personal Shares"). The 1,523,621 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith, Vassalluzzo and Englander acquired the Personal Shares for investment purposes. Based on market conditions, an evaluation of alternative investments and such other factors as may be considered relevant, the Reporting Persons may purchase or sell Common Stock from time to time on terms considered desirable by the Reporting Persons. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on information included in the quarterly report on Form 10-Q filed by the Issuer on November 9, 2004, which disclosed that 10,002,792 shares of Common Stock were outstanding as of October 29, 2004) is as follows: Mr. Smith - 2,213,261 shares (22.1%); Mr. Vassalluzzo - 1,389,988 shares (13.9%); Mr. Englander - 33,800 shares (0.3%); Idoya Partners - 568,389 shares (5.7%) and Prescott Associates - 524,769 shares (5.2%).

      (b) Messrs. Smith, Vassalluzzo and Englander have the sole power to vote or to direct the vote of 786,290, 15,060 and 3,800 shares of Common Stock, respectively, and to dispose or to direct the disposition of 868,333, 75,060 and 3,800 shares of Common Stock, respectively. Idoya Partners and Prescott Associates have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 568,389 and 524,769 shares of Common Stock, respectively. Of the 1,523,621 shares of Common Stock owned by the Managed

                                                              Page 9 of 12 Pages

Accounts, Messrs. Smith and Vassalluzzo share the power to vote or to direct the vote of and to dispose or to direct the disposition of 1,314,928 shares and Messrs. Smith and Englander share the power to vote or to direct the vote of and to dispose or to direct the disposition of 30,000 shares. Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

      (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following:

     Date         Nature of Transaction      Reporting Person(s)      Number of Shares      Price Per Share
--------------  -------------------------  -----------------------  --------------------  -------------------
   01/03/05          Disposition (1)           Thomas W. Smith            20,800                  (1)

   01/03/05          Acquisition (1)           Thomas W. Smith             6,240                  (1)

   01/14/05          Disposition (2)         Prescott Associates          18,811                  (2)

----------
(1) Represents an in-kind liquidating distribution by a private investment limited partnership for which Mr. Smith was a general partner. The distribution was without consideration and was effected in accordance with the terms of the partnership's limited partnership agreement. Mr. Smith received 6,240 shares of Common Stock as his pro-rata portion of the distribution, which acquisition represented a change in form of beneficial ownership only.

(2) Represents an in-kind distribution by Prescott Associates. The distribution was without consideration and was effected in accordance with the terms of Prescott Associates' limited partnership agreement.

      (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

      (e) As of December 31, 2004, Thomas N. Tryforos ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      With respect to Managed Accounts established for the benefit of certain family members and friends of the Reporting Persons, the voting and investment authority accorded the Reporting Persons is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Except as disclosed in the preceding sentence or otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                             Page 10 of 12 Pages

Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated January 31, 2005.

                                                             Page 11 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005


                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                                     Thomas W. Smith


                                                 /s/ Scott J. Vassalluzzo
                                            ------------------------------------
                                                     Scott J. Vassalluzzo


                                                 /s/ Daniel J. Englander
                                            ------------------------------------
                                                     Daniel J. Englander


                                            IDOYA PARTNERS


                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                            By:      Thomas W. Smith
                                            Its:     General Partner


                                            PRESCOTT ASSOCIATES


                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                            By:      Thomas W. Smith
                                            Its:     General Partner